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                            September 16, 2022

       Reenie McCarthy
       Chief Executive Officer
       Stealth BioTherapeutics Corp
       c/o Stealth BioTherapeutics Inc.
       140 Kendrick Street
       Needham, MA 02494 USA

                                                        Re: Stealth
BioTherapeutics Corp
                                                            Schedule 13E-3
filed August 19, 2022
                                                            File No. 005-90943

       Dear Ms. McCarthy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 filed August 19, 2022

       Questions and Answers About the Merger, page 23

   1. Refer to the first Q&A on page 24. With a view towards disclosure, please advise how
                                                        "sufficient votes will
be cast to authorize and approve the Merger Agreement...and the
                                                        Transactions...without
any further vote of any other shareholder being required" given that (i) Morningside
and its affiliates, as of the date of the Schedule 13E-3 owns in the aggregate Ordinary
Shares representing approximately 65.1% of the issued and
                                                        outstanding Ordinary
Shares of the Company and (ii) the affirmative vote of shareholders representing two-thirds
or more of the votes attaching to the Ordinary Share present and voting in person or by
proxy as a single class at the extraordinary general meeting is required to authorize
and approve the Plan of Merger and the Transactions.
 Reenie McCarthy
FirstName  LastNameReenie
Stealth BioTherapeutics CorpMcCarthy
Comapany 16,
September  NameStealth
               2022     BioTherapeutics Corp
September
Page  2    16, 2022 Page 2
FirstName LastName
Background of the Merger, page 30

2.       Refer to the following disclosure:

                the second paragraph on page 33 indicating that during the meeting with the Special
              Committee and representatives of Houlihan Lokey, Walkers and WilmerHale on
              July 14, 2022, Houlihan Lokey discussed with the Special Committee its preliminary financial analyses based on its review of information provided by the Company to date; and
                the last pararaph on page 34 indicating that during the meeting with the Special
              Committee and representatives of Houlihan Lokey and WilmerHale on July 25, 2022,
              "representatives of Houlihan Lokey and WilmerHale provided information regarding precedent transactions treatment of ADS cancellation fees and discussed the terms of the Merger Agreement" and "Houlihan Lokey also discussed certain of the preliminary financial analyses previously reviewed with the Special Committee."

         Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If the above statements reference a presentation made
         by Houlihan Lokey during the Special Committee   s evaluation of the
transaction, please
         supplement the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of
         Regulation M-A. We note that there does not appear to be any such written report dated
         July 14 or July 25, 2022 currently filed as an exhibit. Refer to Meyers Parking, Rel. 34-
         26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).
Reasons for the Merger and Position of the Special Committee and the Stealth Board, page 36

3. Disclosure throughout the Schedule 13E-3 indicates that the Stealth Board, acting on the unanimous recommendation of the Special Committee, determined that
Merger
         Agreement and the Plan of Merger "are fair to and in the best interests of the Company."
         Please revise to provide the disclosure described in Item 8 of
Schedule 13E-3 and Item
         1014(a) of Regulation M-A. In responding to this comment, refer to the statement provided by the Buyer Group in the last paragraph on page 41 preceding the bullet points.
4. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
         to each filing person   s fairness determination and should be
discussed in reasonable detail.
         See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).
         Please revise this section to either include the factors described in
Item 1014(c) and
         clause (iii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Board's fairness determination. If the procedural safeguard in
         Item 1014(c) was not considered, please explain why the Board believes the Rule 13e-3
 Reenie McCarthy
FirstName  LastNameReenie
Stealth BioTherapeutics CorpMcCarthy
Comapany 16,
September  NameStealth
               2022     BioTherapeutics Corp
September
Page  3    16, 2022 Page 3
FirstName LastName
         transaction is fair in the absence of such safeguard. While we acknowledge the disclosure contained in the second to last bullet point on page 38, we note that it refers to "holders of
         a majority of the Company   s outstanding Ordinary Shares unaffiliated
with the Buyer
         Group" as opposed to "Unaffiliated Security Holders    defined on page
2 of the Schedule
         13E-3. The staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy
Item 1014(c) of
         Regulation M-A. Please refer to the definition of    affiliate    in
Exchange Act Rule 13e-
         3(a)(1).
Position of the Buyer Group as to the Fairness of the Merger, page 41

5. Refer to the preceding comment. Please revise this section to either include the factors described in clauses (iii) and (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Buyer Group's fairness determination.
Certain Financial Projections , page 44

6. Refer to the the assumptions on page 44 marked with bullet points and included in clauses
         (i) and (ii), including without limitation, references to:

                the probability of achieving U.S. and ex-U.S. sales and establishing licensing arrangements for each indication and compound,
                market size,
                royalty rates and launch dates for U.S. and ex-U.S. sales, cost of goods sold, commercial expense and research and development expenses.

         Please revise to the disclosure to quantify all assumptions, where practicable.
7. With a view towards revised disclosure, please advise us of the difference between the
         "Management Projections" and the "Probability-Adjusted Projections" referenced on page
         45. Please revise the disclosure to include the Probability-Adjusted Projections in the
         Schedule 13E-3 and describe the assumptions related thereto, quantifying where practicable, including the probabilities alluded to on page 45. Opinion of the Special Committee's Financial Advisor, page 44

8. Disclosure in Exhibit (c)(1) (Houlihan Lokey's opinion) indicates that "[t]his Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without our prior written consent." Please disclose in the Schedule 13E-3, if true, that Houlihan Lokey has consented to use of its materials in the filing.
9. Please confirm that the Liquidation Analysis referenced on the top of page 45 is the analysis identified on pages 12 through 16 of Exhibit (c)(2) to the
Schedule 13E-
 Reenie McCarthy
Stealth BioTherapeutics Corp
September 16, 2022
Page 4
       3 ("Discussion Materials prepared by Houlihan Lokey for discussion with the Special
       Committee of the Stealth Board, dated July 31, 2022"). If true, please either include such disclosure within the Schedule 13E-3, similar to the Management Projections, or include a specific reference in the disclosure alerting readers to the location of the Liquidation
       Analysis and confirm that such materials will be included in the package of Rule 13e-3 materials sent or given to security holders.

10. The last sentence of this section indicates that "...in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting...as financial advisor to debtors, creditors...that may have included or represented and may include or
       represent...the Company, Parent, Morningside, members of the Morningside Group, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation." Please revise the disclosure to quantify any such compensation received during the time frame and from the parties identified in Item 1015(b)(4) of
       Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                              Sincerely,
FirstName LastNameReenie McCarthy
                                                              Division of
Corporation Finance
Comapany NameStealth BioTherapeutics Corp
                                                              Office of Mergers
& Acquisitions
September 16, 2022 Page 4
cc:       Rosemary G. Reilly, Esq.
FirstName LastName